Exhibit 99.1

Sundial Growers to Report Third Quarter 2019 Financial Results on November 13, 2019

CALGARY, Oct. 30, 2019 /CNW/ - Sundial Growers (Nasdaq: SNDL) ("Sundial") announced today that it will release its third quarter financial results on November 13, 2019 after Nasdaq market closing.

Sundial will host a conference call and webcast at 8:30 a.m. EDT (6:30 a.m. MDT) on November 14, 2019. Sundial will discuss financial results and provide a general business update.

CONFERENCE CALL ACCESS

Callers may access the conference call via the following phone numbers:

Canada/USA Toll Free: 1-800-319-4610

International Toll: +1-604-638-5340

UK Toll Free: 0808-101-2791

Callers should dial in 5-10 minutes prior to the scheduled start time.

WEBCAST

To access the live conference call webcast, please visit the following link:

http://services.choruscall.ca/links/sundialgrowers20191114.html

A replay will be available for three months following the conference call.

For more information about Sundial, visit www.sndlgroup.com and follow us on Twitter @SundialCannabis, Instagram @SundialCannabis, LinkedIn @SundialCannabis and Facebook @SundialCommunity.

About Sundial Growers Inc.

Sundial proudly crafts pioneering cannabis brands to Heal, Help and PlayTM:

  Heal - cannabis products used as prescription medicine
  Help - cannabis products that strive to promote health and wellness through CBD
  Play - cannabis products to enhance social, spiritual and recreational occasions

Sundial has facilities in Canada and the United Kingdom and provides quality and consistent products consumers can trust.

In Canada, we grow 'craft-at-scale' cannabis using purpose-built modular facilities and award-winning genetics. Sundial's flagship production facility is located in Olds, Alberta with a second facility in Rocky View, Alberta. We have commenced construction of our next purpose-built facility in Merritt, British Columbia.

In the United Kingdom, we grow high-quality traceable plants, including hemp, ornamental flowers and edible herbs, in over 1.5 million square feet of state-of-the-art environmentally friendly, indoor facilities. Bridge Farm has three facilities in Spalding with another currently under construction.

We employ nearly 1,000 employees globally, full-time and seasonal, bringing economic benefits to the local communities in which we operate.

SOURCE Sundial Growers Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/October2019/30/c7439.html

%CIK: 0001766600

For further information: Media Contact: Sophie Pilon, Corporate Communications Manager, Sundial Growers Inc., O: 1.587.327.2017, C: 1.403.815.7340, E: spilon@sundialgrowers.com; Investor Relations Contact: Jayson Moss, Investor Relations, Sundial Growers Inc., C: 1.604.375.3599, E: jmoss@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 07:00e 30-OCT-19